April 14, 2025

Lu Liu
Chief Executive Officer
Keemo Fashion Group Limited
69 Wanke Boyu, Xili Liuxin 1st Rd
Nanshan District, Shenzhen
Guangdong 518052, China

       Re: Keemo Fashion Group Limited
           Form 10-K for Fiscal Year Ended July 31, 2024
           Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2024 File No. 333-267967
Dear Lu Liu:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2024
General

1. Please confirm that you will revise future filings, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of
       Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in
       December 2021. To the extent the Sample Letter to China-Based Companies requests disclosure on the prospectus cover page or in the prospectus summary, please provide such disclosure at the beginning of Item 1 of Form 10-K; in addition, please include a discussion of the transfer of cash within the company in Item 7 of Form 10-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 14, 2025
Page 2

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services